September 24, 2010	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Ronald E. Alper

Re:	ZBB Energy Corporation
Registration Statement on Form S-1
Filed September 3, 2010
File No. 333-169228

Ladies and Gentlemen:

On behalf of ZBB Energy Corporation (the “Company”), attached are the Company’s responses to the staff’s comments verbally communicated to the Company on September 23, 2010.

Registration Statement on Form S-1

1.	Please revise throughout your registration statement to indicate that Socius is obligated to exercise the warrant for that number of shares that vests with each tranche.

Company Response:

We have revised our registration statement throughout to indicate that Socius is obligated to exercise the warrant for that number of shares that vests with each tranche.  For example, we have revised the disclosure on page 11 regarding the warrant to read: “Pursuant to the Securities Purchase Agreement, Socius is obligated to exercise its warrant when and as it vests with each tranche notice.”

2.	Under the heading “Documents Incorporated By Reference,” please update your disclosure to reflect the filing of any Current Report on Form 8-K since the fiscal year ended June 30, 2010.

September 24, 2010

Company Response:

We have updated our disclosure under this heading to reflect the filing of any Current Report on Form 8-K since the fiscal year ended June 30, 2010.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Mr. Eric Apfelbach
Mr. Scott Scampini